5960 West Parker Road
Suite 278 PMB 279
Plano, TX 75093


July 13, 2005


Mr. Robert Hipple
Chairman of the Board of Directors
iWorld Projects & Services, Inc.
3824 Sunflower Court
Merritt Island, FL 32953

Fellow Directors:

Please accept my resignation from the Board of Directors of iWorld Projects & Services, Inc.
effective immediately.

I am resigning in order to devote more time to other business interests.

Sincerely,

/s/

Stanley A. Hirschman